February 12, 2019

James Jiayuan Tong
Chief Executive Officer
Bison Capital Acquisition Corp.
609-610 21st Century Tower
No. 40 Liangmaqiao Road
Chaoyang District, Beijing 100016 China

       Re: Bison Capital Acquisition Corp.
           Amendment No. 1 to Registration Statement on Form S-4
           Filed February 12, 2019
           File No. 333-229127

Dear Mr. Tong:

      We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our February 7, 2019 letter.

Amendment No. 1 to Form S-4

Summary of the Proxy Statement/Prospectus
Risk Factors, page 28

1. We acknolwedge your revised disclosure in response to prior comment 2. Please further expand your discussion to disclose Xynomic's dependence on third party license agreements for its intellectual property.
Our Proposed Amended and Restated Charter provides for an exclusive forum. . ., page 47

2. We note your revised disclosures in response to prior comment 3. However, certain of your disclosure and the revised form of amended and restated charter continue to only
 James Jiayuan Tong
FirstName LastNameJames Jiayuan Tong
Bison Capital Acquisition Corp.
Comapany NameBison Capital Acquisition Corp.
February 12, 2019
February 12, 2019 Page 2
Page 2
FirstName LastName
         refer to an exception from the exclusive forum provision for claims arising under the
         Securities Exchange Act and the rules and regulations thereunder. As previously noted, please disclose whether your exclusive forum provision applies to actions arising under the Securities Act. If this provision applies to claims arising under the Securities Act, then please disclose that there is uncertainty as to whether a court would enforce such provision and to state that shareholders will not be deemed to have waived your compliance with the federal securities laws and the rules and regulations thereunder. If this provision does not apply to actions arising under the Securities Act, please also ensure that the exclusive forum provision in the governing documents states this clearly.
Background of the Business Combination, page 110

3. We refer to your revised disclosure and response to prior comment 5. Based on your response and disclosure, we note that Venture was engaged by Bison in connection with the transaction to provide a sensitivity analysis, among other services, and that Bison management used this sensitivity analysis to both determine a valuation for Xynomic and consideration in the transaction. It therefore appears that the Venture report materially relates to the transaction. Please revise your disclosure to provide the information required by Item 1015(b) of Regulation M-A and file the report and Venture's consent as exhibits to the registration statement. Refer to Items 4(b) and 21(c) of Form
S-4.
The Domestication Proposal
Material U.S. Federal Income Tax Consequences of the Domestication, page 135

4. We acknowledge your response to prior comment 6. However, as previously requested, please have counsel provide a firm opinion for each material tax consequence or explain why counsel cannot provide such an opinion. We note in particular your statement on page 136 that U.S. holders "should not" recognize taxable gain or loss and similar disclosure on page 137 relating to U.S. holders with a fair market value of less than
         $50,000. If the opinion is subject to uncertainty, (e.g., "should"), please explain why counsel cannot give a "will" opinion, describe the degree of uncertainty and provide risk factor disclosure, as appropriate.
Information about Xynomic
Abexinostat, page 173

5. We acknowledge your revised disclosure in response to prior comment 7, but your disclosure continues to be unclear. In certain instances it appears that you only disclose serious adverse events that were treatment-related. Please revise to specifically disclose all serious adverse events that occurred in prior trials, whether or not they were related to the treatment or the study drug. In addition, please revise to identify and quantify the serious adverse events separate from the adverse events, as it is currently unclear which adverse events were serious adverse events.
 James Jiayuan Tong
Bison Capital Acquisition Corp.
February 12, 2019
Page 3


Employment agreements between Dr. Sophia Paspal and Xynomic, page 192

6. Your disclosure in the last paragraph of this section and on page 228 do not appear to correspond to the agreement provisions. Please revise or advise.
Exhibits

7. We note your counsel's opinion relies upon an opinion from 2017 from BVI counsel that was filed in connection with a separate transaction. Please explain to us why such an assumption is necessary. We may have further comments after reviewing your response.
       You may contact Paul Cline at 202-551-3851 or Kevin Vaughn at 202-551-3494 if you
have questions regarding comments on the financial statements and related matters. Please contact Dorrie Yale at 202-551-8776 or Erin Jaskot at 202-551-3442 with any other questions.



                                                           Sincerely,
FirstName LastNameJames Jiayuan Tong
                                                           Division of
Corporation Finance
Comapany NameBison Capital Acquisition Corp.
                                                           Office of Healthcare
& Insurance
February 12, 2019 Page 3
cc:       Arila Zhou
FirstName LastName